Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Koppers Holdings Inc. for the registration of debt securities, common stock, preferred stock, depository shares, warrants, purchase contracts, guarantees and units and to the incorporation by reference therein of our reports dated February 29, 2016 with respect to the consolidated financial statements and schedule of Koppers Holdings Inc. and the effectiveness of internal control over financial reporting of Koppers Holdings Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2015, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Pittsburgh, Pennsylvania

December 15, 2016